FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending December 22, 2005

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



                              Director's Interests


I give below details of changes in interests in the American Depositary Shares
(ADSs) of GlaxoSmithKline plc in respect of the under-mentioned Director:-


Dr L Shapiro         Exercise of Stock Appreciation Rights (SARs) on 21 December
                     2005 over 615 ADSs granted on 13 November 1997 at a grant price of $40.5360. The SARs entitle holders to a cash sum at a future date based on share price growth between the date of grant and the date of exercise. The cash sum resulting from this exercise was $6,380.01, calculated based on a fair market value per ADS at the time of exercise of $50.91.



The Company was advised of this transaction on 21 December 2005.

S M Bicknell
Company Secretary

22 December 2005



SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 22, 2005                                   By: VICTORIA LLEWELLYN
                                                              ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc